As filed with the U.S. Securities and Exchange Commission on September 23, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE 1940 ACT

(File No.  ___-_____)

THE MEXICO EQUITY & INCOME FUND, INC.

c/o U.S. BANCORP FUND SERVICES, LLC
615 EAST MICHIGAN STREET
MILWAUKEE, WISCONSIN  53202

Communications, Notice and Order to:

Phillip Goldstein
The Mexico Equity & Income Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

Copies to:

Thomas R. Westle, Esq.
Blank Rome LLP
405 Lexington Avenue, 23rd Floor
New York, NY  10174
(212) 885-5239

Cover Page for 20 Sequentially Numbered Pages (including Table of Contents and Exhibits)

TABLE OF CONTENTS

Page

I.	DESCRIPTION OF APPLICANT	1
II.	RELIEF REQUESTED	2
III.	REPRESENTATIONS OF THE APPLICANT	3
IV.	JUSTIFICATION FOR THE REQUESTED RELIEF	4
	A.	RECEIPT OF THE ORDER WOULD SERVE STOCKHOLDER INTERESTS	4
	B.	THE FUND’S STOCKHOLDERS WOULD RECEIVE INFORMATION SUFFICIENT TO CLEARLY INFORM THEM OF THE NATURE OF THE DISTRIBUTIONS THEY ARE RECEIVING.	5
	C.	UNDER CERTAIN CIRCUMSTANCES, RULE 19B-1 GIVES RISE TO IMPROPER INFLUENCE ON PORTFOLIO MANAGEMENT DECISIONS, WITH NO OFFSETTING BENEFIT TO STOCKHOLDERS.	5
	D.	OTHER CONCERNS LEADING TO ADOPTION OF RULE 19B-1 ARE NOT APPLICABLE.	6
	E.	FURTHER LIMITATIONS OF RULE 19B-1.	7
	F.	GENERAL	8
V.	APPLICANT’S CONDITIONS		8
	A.	COMPLIANCE REVIEW AND REPORTING.	8
	B.	DISCLOSURES TO FUND STOCKHOLDERS	8
	C.	DISCLOSURE TO STOCKHOLDERS, PROSPECTIVE STOCKHOLDERS AND THIRD PARTIES.	10
	D.	DELIVERY OF 19(A) NOTICES TO BENEFICIAL OWNERS.	11
	E.	ADDITIONAL BOARD DETERMINATIONS IF THE FUND’S COMMON SHARES TRADE AT A PREMIUM.	11
	F.	PUBLIC OFFERINGS.	13
	G.	AMENDMENTS TO RULE 19B-1	13
VI.	APPLICABLE PRECEDENT		13
VII.	PROCEDURAL COMPLIANCE		14
VIII.	CONCLUSION		15

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
In the Matter of	)
)
THE MEXICO EQUITY & INCOME FUND, INC.	)
)
C/O U.S. BANCORP FUND SERVICES, LLC	)
615 EAST MICHIGAN STREET, 2ND FLOOR	)
MILWAUKEE, WISCONSIN 53202)
)
(877) 785-0367)
)
File No. ___-_____	)
)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 19(B) OF THE ACT.

The Mexico Equity & Income Fund, Inc. (the “Fund” or the “Applicant”), a Maryland corporation that is a registered closed-end management investment company listed on the New York Stock Exchange (the “NYSE”), hereby applies for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) providing the Applicant with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder.

I.   DESCRIPTION OF APPLICANT

The Fund was incorporated in Maryland on May 24, 1990, and commenced operations on August 21, 1990.  The Fund is registered under the Act as a closed-end, non-diversified management investment company, and its investment objective is a high total return through capital appreciation and current income by investing in equity securities, convertible debt securities and debt securities of Mexican issuers.  Generally, all of the Fund’s equity securities and most of the fixed-income securities are listed on the Mexican Stock Exchange.  Shares of the Fund’s common stock are listed and trade on the NYSE under the trading symbol “MXE,” and have historically traded on the NYSE at a discount to the Fund’s net asset value (“NAV”). The discount to NAV has at times exceeded 20%.

The Fund presently pays dividends to common stockholders and preferred stockholders1 consisting of net investment income and net realized capital gains, in accordance with Section 19 of the Act.  The Fund believes that its stockholders may prefer an investment vehicle that provides for more frequent capital gains distributions and a consistent cash flow.  In addition, the common stock of closed-end equity funds generally tends to trade in the marketplace at a discount to their NAVs.  At times, activist stockholders of certain closed-end equity funds trading at discounts have pressured the boards of directors and management of their funds to take steps to address the discount.  To try to reduce the discounts at which their stocks trade, among other goals, many closed-end funds have adopted managed distribution policies, which call for monthly or quarterly distributions to stockholders.  Some of these funds have seen their discounts narrow as a result.  The Fund believes that the discounts at which its common stock may trade may similarly be reduced if it adopts a managed distribution policy that would permit it to pay capital gains dividends with respect to its capital stock more frequently than is permitted under Rule 19b-1.

II.   RELIEF REQUESTED

Section 19(b) of the Act provides that:

it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1954, more often than once every twelve months.

Rule 19b-1(a) under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Internal Revenue Code of 1986 (the “Code”) shall make more than one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, with respect to any one taxable year of the company, other than one supplemental “clean-up” capital gain dividend otherwise permitted by the Rule or pursuant to Section 855 of the Code, which supplemental amount may not exceed 10% of the total amount distributed for the year.  Rule 19b-1(f) also permits a regulated investment company to make one additional long-term capital gain distribution with respect to any one taxable year of the company, so long as the distribution is made, in whole or in part, for the purpose of not incurring any tax under Section 4982 of the Code.

The Applicant believes that Rule 19b-1 should be interpreted to permit the Fund to make an unlimited number of distributions on its outstanding capital stock so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Fund’s proposed distribution policy, in the absence of such an interpretation, the Applicant hereby requests an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit the Fund to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as frequently as twelve times in any one taxable year in respect of its outstanding capital stock.

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1 The Fund currently has a nominal amount of preferred stock outstanding which have identical rights, voting powers, restrictions, and qualifications as the common stock of the Fund except for repurchase and conversion preference features and the ability to elect two directors.

III.   REPRESENTATIONS OF THE APPLICANT

The Applicant makes the following representations regarding the requested relief:

Before the Fund implements a distribution policy with respect to its capital stock to make level, periodic distributions as described below in reliance on the Order (a “Distribution Policy”), the Fund’s Board of Directors (the “Board”), including a majority of the members of the Board who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will approve the Fund’s adoption of the Distribution Policy.  The Board will request and evaluate, and the Fund will furnish, such information as may be reasonably necessary for the Board to make an informed determination as to whether the Board should adopt and implement a proposed Distribution Policy.  In particular, the Board, including the Independent Directors, will review information regarding (i) the purpose and terms of a proposed Distribution Policy; (ii) any potential or actual conflicts of interest that the affiliated persons of the Fund may have relating to the adoption or implementation of a proposed Distribution Policy; (iii) whether the rate of distribution under a proposed Distribution Policy will exceed the Fund’s expected total return (in relation to NAV); (iv) the relationship between the Fund’s distribution rate on its capital stock under a proposed Distribution Policy and such Fund’s total return (in relation to NAV); and (v) any reasonably foreseeable material effect of a proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).  After considering such information, the Board, including the Independent Directors, will only approve a proposed Distribution Policy if the Board, including the Independent Directors, determines that the Distribution Policy in question is consistent with the Fund’s investment objectives and is in the best interests of the Fund’s stockholders.

The Applicant represents that the purpose of a Distribution Policy will be to permit the Fund to distribute  over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of such Fund during such year and, if so determined by the Board, all or a portion of returns of capital paid by the Fund’s portfolio companies during such year.   It is anticipated that under a proposed Distribution Policy, the Fund will distribute to its stockholders a fixed monthly percentage of the market price of the Fund’s common stock at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time.2  It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s capital stock would be independent of the Fund’s performance during any particular period, but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, it is anticipated that each distribution on the capital stock would be at the stated rate then in effect.

In addition, prior to implementing a Distribution Policy in reliance on the Order, the Board will adopt policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and by condition D. below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition B.1. below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition C.1. below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of the Fund will summarize the basis for the Board’s approval of a Distribution Policy, including its consideration of the factors described above.  These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

IV.   JUSTIFICATION FOR THE REQUESTED RELIEF

A.	Receipt of the Order would serve stockholder interests

The Applicant believes that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Common stock of closed-end funds often trade in the marketplace at a discount to their NAV.  The Applicant believes that this discount may be reduced if the Fund is permitted to pay more frequent dividends on its capital stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s capital stock trades in the market would benefit the Fund’s stockholders along with the Fund.

______________________________
2 Currently, it is anticipated that a proposed Distribution Policy would provide for quarterly distributions of 2.5% of NAV, amounting to an annual distribution of 10% of NAV.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in the Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each stockholder who received distributions during a particular year (including stockholders who have sold their stock during the year).

In addition, upon adopting a Dividend Policy pursuant to this Order, the Fund will make the additional disclosures required by the conditions set forth in Part VI below, and the Fund will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that the Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Fund to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Fund will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.

Rule 19b-1, when applied to a Distribution Policy, may give rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 may impose pressure on management to realize capital gains at a time when prudent investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in subsequent years), notwithstanding that prudent investment considerations might favor realization of long-term gains at different times or in different amounts.

_________________________________
3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

            No purpose is served by the distortion in the normal operation of a periodic distribution plan that may be required in order to comply with Rule 19b-1.  There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem, but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicant would minimize these anomalous effects of Rule 19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. The Applicant submits that this concern should not apply to closed-end investment companies, such as the Fund, that do not continuously distribute capital stock.  Furthermore, if the underlying concern extends to secondary market purchases of the capital stock of closed-end funds that are subject to a large upcoming capital gain dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

There is also currently a tax rule that provides that any loss realized by a stockholder upon the sale of capital stock of a regulated investment company that was held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such capital stock, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1.

 Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year.  Subparagraph (f) of Rule 19b-1 allows a Fund to make one additional capital gain dividend if it is made in whole or in part to avoid the excise tax under Section 4982 of the Code.

The Applicant asserts that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of the Fund’s long-term capital gains within the limits in Rule 19b-1, the Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. The Applicant believes that the application of Rule 19b-1 to the Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

 Revenue Ruling 89-815 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common stock and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.  However, the Fund’s preferred stock, as noted above, has the same rights to dividends as the Fund’s common stock, and therefore, this concern is inapplicable to the Fund.

_________________________
4 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
5 1989-1 C.B. 226.

The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Fund to make periodic distributions in respect of its capital stock as frequently as twelve times in any one taxable year.  Granting this relief would provide the Fund with flexibility in meeting investor interest in receiving more frequent distributions. Furthermore, implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of the Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.   APPLICANT’S CONDITIONS

The Applicant agrees that the Order will be subject to the following conditions6:

A.	Compliance Review and Reporting.

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, as to whether (i) the Fund has complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

B.	Disclosures to Fund Stockholders

1.	Each 19(a) Notice disseminated to the Fund’s stockholders, in addition to the information required by Section 19(a) and Rule 19a-1:

a.	Will provide, in a tabular or graphical format:

i.
the amount of the distribution, on a per common stock basis, together with the amounts of such distribution amount, on a per common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

______________________________
6 The conditions set forth herein will not apply with respect to the Fund prior to the adoption of a Dividend Policy by the Fund’s Board.

ii.
the fiscal year-to-date cumulative amount of distributions, on a per common stock basis, together with the amounts of such cumulative amount, on a per common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

iii.
the average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

iv.
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

b.	Will include the following disclosure:

i.	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

ii.
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;7 and

_________________________________
7 The disclosure in this condition B.1.b.ii. will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

iii.
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

c.	On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

i.	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

ii.	include the disclosure required by condition B.1.b.i above;

iii.	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to the Fund’s stockholders;8 and

iv.	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

d.
Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

C.	Disclosure to Stockholders, Prospective Stockholders and Third Parties.

1.
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1.b. above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

________________________________________
8 Upon termination of a Distribution Policy by the Fund, the Fund will no longer be subject to the conditions of the Order.

2.
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice containing 19a-1 Disclosure, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1.b. above, as an exhibit to its next filed Form N-CSR; and

3.
The Fund will post prominently a statement on its website containing the information in each 19(a) Notice containing 19a-1 Disclosure, including the disclosure required by condition B.1.b. above, and maintain such information on its website for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“Financial Intermediary”) holds capital stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

1.
will request that the Financial Intermediary, or its agent, forward the 19(a) Notice containing 19a-1 Disclosure to all beneficial owners of the Fund’s capital stock held through such Financial Intermediary;

2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice containing 19a-1 Disclosure assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice containing 19a-1 Disclosure to each beneficial owner of the Fund’s stocks; and

3.
upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice containing 19a-1 Disclosure, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice containing 19a-1 Disclosure to such beneficial owners.

E.	Additional Board Determinations If the Fund’s Common Shares Trade at a Premium.

If:

1.
The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
a.	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:

i.
will request and evaluate, and the Fund’s investment adviser, Pichardo Asset Management, S.A. de C.V. (the “Adviser”) and U.S. Bancorp Fund Services, LLC, the Fund’s administrator, as applicable, will furnish such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

ii.
will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition E.2.a.i. above; including, without limitation: (A) whether the Distribution Policy is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; (C) the Fund’s current distribution rate, as described in condition E.2 above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and (D) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

b.
The Board will record the information considered by it, including its consideration of the factors listed in condition E.2.a.ii. above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F.	Public Offerings.

The Fund will not make a public offering of its capital stock other than:

1.	a rights offering below NAV to the Fund’s stockholders;

2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:

a.
the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and

b.
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue;

G.	Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.   APPLICABLE PRECEDENT

The Commission has granted or proposed granting relief substantially the same as that sought by this Application in Royce Focus Trust, Inc., et al., Release Nos. IC-30447 (April 4, 2013) (notice of application) and IC-30499 (April 30, 2013) (order); The Adams Express Company and Petroleum & Resources Corporation, Release Nos. IC-30304 (December 13, 2012) (notice of application) and IC-30344 (January 8, 2013) (order); Prudential Short Duration High Yield Fund, Inc., et. al., Release Nos. IC-30195 (September 5, 2012) (notice of application) and IC-30226 (October 2, 2012) (order); Invesco Total Property Market Income Fund, et. al., Release Nos. IC-30055 (April 26, 2012) (notice of application) and IC-30069 (May 22, 2012) (order); Stone Harbor Emerging Markets Income Fund, Release Nos. IC-29791 (September 16, 2011) (notice of application) and IC-29834 (October 12, 2011) (order); The Chile Fund, Inc., et al., Release Nos. IC-29167 (March 2, 2010)(notice of application) and IC-29195 (March 30, 2010) (order); Neuberger Berman Management LLC, et al., Release Nos. 1C-28945 (October 14, 2009) (notice of application) and 1C-28994 (November 10, 2009) (order); Alpine Global Dynamic Dividend Fund, et al., Release Nos. IC-28897 (September 4, 2009) (notice of application) and IC-28937 (September 30, 2009) (order); BlackRock International Growth and Income Trust, et al., Release Nos. IC-28690 (April 7, 2009) (notice of application) and IC-28719 (May 5, 2009) (order); Eaton Vance Enhanced Equity Income Fund, et al., Release Nos. IC-28616 (February 10, 2009) (notice of application) and IC-28643 (March 10, 2009) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. IC-28579 (January 6, 2009) (notice of application) and IC-28611 (February 3, 2009) (order); SunAmerica Focused Alpha Growth Fund, Inc., Release Nos. IC-28578 (January 6, 2009) (notice of application) and IC-28612 (February 3, 2009) (order); DNP Select Income Fund, et al., Release Nos. IC-28348 (July 31, 2008) (notice of application) and IC-28368 (August 26, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release Nos. IC-28341 (July 24, 2008) (notice of application) and IC-28358 (August 19, 2008) (order); The Mexico Fund Inc., et al., Release Nos. IC-28332 (July 17, 2008) (notice of application) and IC-28357 (August 12, 2008) (order); and ING Clarion Real Estate Income Fund, et al., Release Nos. IC – 28329 (July 8, 2008) (notice of application) and IC-28352 (August 5, 2008) (order).

VII.   PROCEDURAL COMPLIANCE

Pursuant to the requirements of Rule 0-2(f) under the Act, the Applicant hereby state that, in the case of the Fund, its address is 615 East Michigan Street, Milwaukee, Wisconsin  53202.  The Applicant further states that all communications or questions should be directed to Thomas R. Westle and Rustin I. Paul, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174-0208, (212) 885-5000, with a copy to Phillip Goldstein, 615 East Michigan Street, Milwaukee, Wisconsin  53202, (877) 785-0376, and a copy to Stephanie Darling, The Law Office of Stephanie Darling, 818 Ridge Road, Rising Sun, MD 21911, (410) 658-7491.

Pursuant to Rule 0-2(c)(1) under the Act, the Applicant hereby states that the officer or member signing and filing this Application on behalf of the Applicant is fully authorized to do so, that under the provisions of the Fund’s By-Laws, responsibility for the management of the affairs and business of the Fund is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Fund has authorized any officer of the Fund to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  The Applicant states that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  The Applicant further states that it has complied with all requirements for the execution and filing of this Application in the name and on behalf of the Applicant.

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B-1 hereto.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.   CONCLUSION

On the basis of the foregoing, the Applicant respectfully requests that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application and to make distributions on its preferred shares as frequently as specified by or pursuant to the terms of such preferred shares so long as it complies with the conditions of this order.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

The Mexico Equity & Income Fund, Inc.

By: /s/ Maria Eugenia Pichardo
Name: Maria Eugenia Pichardo
Title: President

September 23, 2013

S-1

EXHIBIT INDEX

Sequential

Page Number

A-1	Authorizing Resolutions of The Mexico Equity & Income Fund, Inc.	A-1

B-1	Verification of The Mexico Equity & Income Fund, Inc. Pursuant to Rule 0-2(d)	B-1

Exhibit A-1

THE MEXICO EQUITY & INCOME FUND, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON SEPTEMBER 19, 2013

Authorization to File Exemptive Order Application relating to the Fund

RESOLVED, that the Board of Directors of The Mexico Equity & Income Fund, Inc. (the “Fund”), including a majority of those who are not “interested persons” of the Fund or Pichardo Asset Management, S.A. de C.V., its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order pursuant to Sections 6(c) of the Act that would grant an exemption from Section 19(b) and Rule 19b-1 thereunder to permit the Fund to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the Act, and any such application and amendments and related documents filed in connection therewith shall be in such form as they, by execution and filing thereof, shall approve; and

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

A-1

Exhibit B-1

THE MEXICO EQUITY AND INCOME FUND, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that she has duly executed the attached Application dated September 23, 2013 for and on behalf of The Mexico Equity and Income Fund, Inc.; that she is the President of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

The Mexico Equity & Income Fund, Inc.

By: /s/ Maria Eugenia Pichardo
Name: Maria Eugenia Pichardo
Title: President

B-1